SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11 -K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the

                         Securities Exchange Act of 1934



For the Year Ended December 31, 1993               Commission File number 1-3157

                          INTERNATIONAL PAPER COMPANY
                             SALARIED SAVINGS PLAN
                            (Full title of the plan)


                           INTERNATIONAL PAPER COMPANY
                             Two Manhattanville Road
                               Purchase, NY 10577
                           Telephone: (914) 397-1500
        (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                   13-0872805
                      (I.R.S. Employer Identification No.)

         Financial Statements.

         Financial statements for the International Paper Company Salaried Savings Plan and the report of Arthur Andersen & Co. with respect thereto are as follows:


                                                                         Page(s)
                                                                         -------
               Report of Independent Public Accountants ................     2

               Statements of Net Assets Available for Benefits
                 -December 31, 1993 and 1992 ...........................     3-4

               Statements of Changes in Net Assets Available for Benefits
                 -Year Ended December 31, 1993 and Six Months Ended
                  December 31, 1992 ....................................     5-6

               Notes to Financial Statements ...........................    7-17

                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


        TO THE PLAN ADMINISTRATOR OF THE INTERNATIONAL PAPER COMPANY
            SALARIED SAVINGS PLAN:

            We have audited the accompanying statements of net assets available for benefits of the International Paper Company Salaried Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the year ended December 31, 1993, and the six months ended December 31, 1992. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

            We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the International Paper Company Salaried Savings Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the year ended December 31, 1993, and the six months ended December 31, 1992, in conformity with generally accepted accounting principles.

        Arthur Andersen & Co.

        Memphis, Tennessee,
          June 15, 1994.

                                             INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

                                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                             December 31, 1993

                                                               (in thousands)

                                                 Fixed       Company     Diversified                  Real
                                                 Income       Stock        Equity     Balanced       Estate
                                                  Fund         Fund         Fund        Fund          Fund        Total
                                                --------     --------     --------   -----------     ------     ----------

        Equity in Net Assets of International
          Paper Company Combined Defined
          Contribution Trust Fund
          (Note 1) ..........................   $ 299,694    $ 705,130    $ 48,139     $ 26,910      $ 1,451    $1,081,324
                                                ---------    ---------    --------     --------      -------    ----------
        NET ASSETS AVAILABLE FOR BENEFITS ...   $ 299,694    $ 705,130    $ 48,139     $ 26,910      $ 1,451    $1,081,324
                                                =========    =========    ========     ========      =======    ==========





                                            The accompanying Notes to Financial Statements
                                           are an integral part of this financial statement.



                                             INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

                                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                             December 31, 1992

                                                               (in thousands)

                                                 Fixed       Company     Diversified                  Real
                                                 Income       Stock        Equity     Balanced       Estate
                                                  Fund         Fund         Fund        Fund          Fund        Total
                                                --------     --------     --------   -----------     ------     ----------

        Equity in Net Assets of International
          Paper Company Combined Defined
          Contribution Trust Fund
          (Note 1) ..........................   $ 301,625    $ 662,993    $ 28,247     $ 13,506      $ 3,214    $1,009,585
                                                ---------    ---------    --------     --------      -------    ----------
        NET ASSETS AVAILABLE FOR BENEFITS ...   $ 301,625    $ 662,993    $ 28,247     $ 13,506      $ 3,214    $1,009,585
                                                =========    =========    ========     ========      =======    ==========




                                            The accompanying Notes to Financial Statements
                                           are an integral part of this financial statement.

                                                                4


                                          INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

                                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                    Year Ended December 31, 1993

                                                           (in thousands)

                                                 Fixed       Company      Diversified                 Real
                                                 Income       Stock          Equity    Balanced       Estate
                                                  Fund         Fund           Fund      Fund           Fund        Total
                                                ---------    ---------    -----------  ------        --------    --------

        Increase (decrease) attributable to:
          Equity in investment activities
           of Combined Defined Contribution
           Trust Fund ......................    $ 22,188     $ 30,232      $ 3,476     $ 2,061       $ (202)     $   57,755
                                                ---------    ---------     --------    --------      -------     -----------
        Participants' contributions ........       5,949       40,107        2,868       1,232          -            50,156
                                                ---------    ---------     --------    --------      -------     -----------
        Company contributions (net of
          forfeitures of $651) .............       1,623       23,675          757         535          -            26,590
                                                ---------    ---------     --------    --------      -------     -----------
        Withdrawals and distributions ......     (28,402)     (42,124)      (2,225)       (442)          (5)        (73,198)
                                                ---------    ---------     --------    --------      -------     -----------
        Administrative fees ................        (654)      (1,112)         (57)        (26)         -            (1,849)
                                                ---------    ---------     --------    --------      -------     -----------
        Transfers (to) from other funds ....     (10,486)     (10,095)      12,093      10,044       (1,556)         -
                                                ---------    ---------     --------    --------      -------     -----------
        Transfers from other plans (Note 6).       7,851        1,454        2,980         -            -            12,285
                                                ---------    ---------     --------    --------      -------     -----------
            Increase (decrease) in net
              assets .......................      (1,931)      42,137       19,892      13,404       (1,763)         71,739


        Net assets available for benefits:
          December 31, 1992 ................     301,625      662,993       28,247      13,506        3,214       1,009,585
                                                ---------    ---------     --------    --------      -------     -----------
          December 31, 1993 ................    $299,694     $705,130      $48,139     $26,910       $1,451      $1,081,324
                                                =========    =========    ========     ========      =======     ==========


                                            The accompanying Notes to Financial Statements
                                           are an integral part of this financial statement.



                                          INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
                                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                 Six Months Ended December 31, 1992

                                                           (in thousands)

                                                 Fixed       Company      Diversified                 Real
                                                 Income       Stock          Equity    Balanced       Estate
                                                  Fund         Fund           Fund      Fund           Fund        Total
                                                ---------    ---------    -----------  ------        --------    --------

        Increase (decrease) attributable to:
          Equity in investment activities
           of Combined Defined Contribution
           Trust Fund ......................    $  6,714     $ 30,633      $   735     $   237       $ (102)     $   38,217
                                                ---------    ---------     --------    --------      -------     -----------

        Participants' contributions ........       2,599        8,003          444          76          -            11,122
                                                ---------    ---------     --------    --------      -------     -----------
        Company contributions (net of
          forfeitures of $114) .............        -           5,227          -           -            -             5,227
                                                ---------    ---------     --------    --------      -------     -----------
        Withdrawals and distributions ......      (9,593)      (8,631)         (92)        (16)         (11)        (18,343)
                                                ---------    ---------     --------    --------      -------     -----------
        Administrative fees ................        (420)        (455)          (8)         (4)         -              (887)
                                                ---------    ---------     --------    --------      -------     -----------
        Transfers (to) from other funds ....     (35,208)       6,881       15,815      12,512          -            -
                                                ---------    ---------     --------    --------      -------     -----------
        Transfers from other plans .........     337,533      621,335       11,353         701        3,327         974,249
                                                ---------    ---------     --------    --------      -------     -----------

            Increase in net assets .........     301,625      662,993       28,247      13,506        3,214       1,009,585


        Net assets available for benefits:
            July 1, 1992 ...................        -            -            -           -            -               -
                                                ---------    ---------     --------    --------      -------     -----------
            December 31, 1992 ..............    $301,625     $662,993      $28,247     $13,506       $3,214      $1,009,585
                                                =========    =========    ========     ========      =======     ==========


                                            The accompanying Notes to Financial Statements
                                           are an integral part of this financial statement.


                 INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

                           NOTES TO FINANCIAL STATEMENTS


        NOTE 1.  Description of the Salaried Savings Plan

           The following description of the International Paper Company Salaried Savings Plan (the "Plan") provides general information about the provisions of the Plan. Participants should refer to the Plan's Summary Plan Description for detailed Plan provisions.

          General

           The Plan, which became effective on July 1, 1992, was established to provide an incentive for employees to accumulate personal funds for their future needs and to assist employees in developing a strong proprietary interest in the success of International Paper Company (the "Company"). The Plan allows for contributions by the participating employees and by the Company.

           The Plan was established to facilitate the ongoing consolidation of the Company's savings plans. Existing defined contribution plans covering salaried employees have been merged into the Plan; additional plans are expected to be merged in the future.

           The portion of the Plan which consists of employee basic contributions and Company matching contributions is a "Stock Bonus Employee Stock Ownership Plan" ("ESOP").

           The assets of the Plan are held by State Street Bank and Trust Company (the "Trustee") and administered under a master trust agreement (referred to herein as the "Combined Defined Contribution Trust Fund"). All administrative costs are charged to the Plan.

           Selected financial data of the Combined Defined Contribution Trust Fund is included in Note 8. At December 31, 1993 and 1992, the Plan's net assets consisted of an equity percentage in the net assets of the following investment funds of the Combined Defined Contribution Trust
        Fund:

                Investment Fund                      Percent of Equity
                ---------------                      -----------------
                                                     1993         1992
                                                     ----         ----

                Fixed Income Fund                     79%          84%
                Company Stock Fund                    98%          98%
                Diversified Equity Fund               96%          94%
                Balanced Fund                         98%         100%
                Real Estate Fund                     100%         100%

           At the close of business on December 31, 1993 and 1992, the Plan had approximately $9.6 and $11.3 million, respectively, invested in contracts for the benefit of participants in the former Hammermill Thrift Plan (the "Thrift Plan"), which were issued by Executive Life Insurance Company of California ("Executive Life"). On April 11, 1991, Executive Life was put into conservatorship by the California Insurance Commissioner, and restrictions were imposed on payments. To enable the former Thrift Plan participants to have access to the portion of the Fixed Income Fund not represented by Executive Life, approximately $11.3 million in Executive Life contracts were segregated into a separate frozen account included in the Fixed Income Fund. On September 3, 1993, the Los Angeles

                   INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

        NOTE 1.  Description of the Salaried Savings Plan - (Continued)

        Superior Court approved a Rehabilitation Plan for Executive Life, under which all contracts were restructured. Obligations and a majority of liquid assets of Executive Life were assumed by Aurora National Life Assurance Company ("Aurora"). On that same date, the Trustee received from Aurora approximately $1.7 million of the separate frozen account balance, which represented an advance on the final recovery amount. These contracts have been reflected at contract value in the accompanying financial statements. The ultimate realization of these contracts is dependent upon further developments involving the reorganization of Executive Life (see Note 7).

           As of December 31, 1993 and 1992, the Plan had investments valued at approximately $1.1 and $2.9 million, respectively, in the NationsBank of North Carolina, N.A. Real Estate Fund (the "Fund") for the benefit of participants in the former Dillard Paper Company Employee Stock Ownership Plan. On September 28, 1990, due to lack of liquidity, NationsBank of North Carolina, N.A. ("NationsBank") suspended admissions to and withdrawals from the Fund. NationsBank adopted a plan of liquidation for the Fund in 1991 and completed the sale of approximately 56% of the Fund in November 1993. Proceeds from this sale were transferred to the Trustee and made available for participant direction. NationsBank continues to explore liquidation alternatives for the remaining properties in the Fund.

           It is the Company's intention to continue the Plan. However, it reserves the right to amend, suspend or terminate the Plan at any time. In the event of termination, any assets of the Plan will be used solely for the benefit of the participants or their beneficiaries.

          Contributions

           The Plan provides for employee basic and supplemental contributions and Company matching contributions. The rates of these contributions vary by location within the Company. Employee contributions may be made on either a before-tax or after-tax basis, or in any combination, and are subject to statutory limitations on annual contributions. An employee may only make supplemental contributions if the maximum allowable basic contributions are made. The Company matches employee basic contributions but does not match employee supplemental contributions.

           All employee basic contributions and Company matching contributions are invested in the ESOP portion of the Company Stock Fund. Supplemental contributions may be invested in the Fixed Income Fund, Balanced Fund, Diversified Equity Fund and Company Stock Fund (the non-ESOP portion of the fund), in multiples of 10%.

           ESOP amounts subject to diversification may be invested in the Fixed Income Fund, Diversified Equity Fund or Balanced Fund. Amounts eligible for diversification are limited to a portion of the value of employee basic and Company matching contributions, including dividends. Participants who are age 55 or over and who have completed 10 years of service are eligible for the annual diversification election.

                   INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

        NOTE 1.  Description of the Salaried Savings Plan - (Continued)

           A participant in the Plan becomes vested in the shares of Company common stock purchased with Company matching contributions, including shares purchased with reinvested dividends, according to the following vesting schedule:

                   Years of Vesting Service                      Percent Vested
                   ------------------------                      --------------

                   Less than 3 ........................                  0%
                   3 but less than 4 ..................                 35%
                   4 but less than 5 ..................                 70%
                   5 or more ..........................                100%

           A participant also becomes fully vested if one of the following occurs: (1) attainment of age 65 while employed by the Company; (2) termination of employment due to death or total disability; (3) layoff for more than 12 consecutive months; or (4) termination of employment due to permanent closing of the work facility. The vesting schedule of a merged plan shall be substituted for this schedule if it is more favorable to an employee who was participating in such plan on the merger date.

           The Plan is authorized to accept rollover contributions and direct trust-to-trust transfers of amounts participants are entitled to receive from other qualified profit-sharing, stock bonus and savings plans.

          Participation

           An employee is eligible to participate in the Plan if the employee:
        (1) is a union-free salaried employee; (2) is not contributing to another qualified defined contribution plan sponsored by the Company;
        (3) is employed on a non-temporary basis; and (4) has completed 12 months of continuous employment from the date of hire. As of December 31, 1993 and 1992, there were 24,556 and 18,720 participants, respectively, in the Plan. Participant contributions to the Plan are voluntary.

          Valuation of Participants' Accounts

           Participants' accounts in each fund are adjusted monthly to reflect contributions, the effect of investment income (collected and accrued), dividends paid, realized and unrealized gains and losses, expenses and all other transactions during such month.

           Cash accounting is the methodology used by the recordkeeper to account for activity in the Fixed Income Fund, Diversified Equity Fund, Balanced Fund and Real Estate Fund. All transactions are expressed in dollars. Share accounting is used to account for activity in the Company Stock Fund. A participant's ownership in the Company Stock Fund is expressed in terms of number of shares and uninvested cash.

                   INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

        NOTE 1.  Description of the Salaried Savings Plan - (Continued)

          Distributions and Withdrawals

           Distributions are normally made when a participant retires, terminates employment or dies. With the exception of the Company Stock Fund, distributions are in cash for the value of the participant's account. Distributions from the Company Stock Fund are made in shares of Company common stock, in cash or in a combination of shares and cash, as selected by the participant.

           In the event of retirement, disability, layoff or closing of a work facility, a participant may choose to receive payment from the Plan in a lump-sum, in monthly installments for 60 to 240 months, in a combination of lump-sum and installments or through the purchase of an annuity. In the event of termination of employment, a participant may choose to receive payment from the Plan in a lump-sum or through the purchase of an annuity. Death benefits to a beneficiary are paid in a lump-sum.

           A participant may make partial or full general withdrawals in the following order: (1) all or part of the value of after-tax supplemental contributions and all or part of the value of after-tax basic contributions made prior to the last 24 months without a suspension of Company matching contributions; (2) all or part of the value of after-tax basic contributions made during the last 24 months with Company matching contributions suspended for 3 months; and (3) all or part of the value of a rollover account, if any. Withdrawals of after-tax amounts contributed after 1986 include a pro-rata portion of earnings on the contributions.

           If the total amount available to a participant in the Plan for a general withdrawal is insufficient to meet his or her financial needs, a participant who has not attained age 59 1/2 may apply to the Plan administrator for a "hardship" withdrawal of part or all of the amount of vested Company matching contributions made prior to the last 24 months, before-tax contributions and pre-1989 earnings thereon.

           Participants in the Plan who have attained age 59 1/2 may withdraw before-tax contributions and the value of vested Company matching contributions in addition to all amounts available under a general withdrawal. Participants who make such a withdrawal must suspend contributions to the Plan for 6 months.

           Withdrawals may be made only at intervals of at least 12 months.

           Subject to statutory limitations, loans are available to participants up to (on a cumulative outstanding basis) the lesser of 50% of the vested value of an employee's account (excluding Individual Retirement Account balance, if any), or $50,000 less the excess of the highest outstanding loan balance during the preceding 12 months over the outstanding balance of loans from the Plan on the date a loan is made.

                   INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

          Forfeitures

           Any unvested Company contributions forfeited by an employee upon termination of employment are credited against Company contributions.

        NOTE 2.  Accounting Policies

           The financial statements of the Plan have been prepared on the accrual basis of accounting. The Plan's net assets available for benefits consist of the Plan's equity in the Combined Defined Contribution Trust Fund. Investments in the Diversified Equity Fund, Balanced Fund, Real Estate Fund, Company Stock Fund and portions of the Fixed Income Fund are reflected at quoted market value as of the Plan's year-end. Investments in group annuity and investment contracts are reflected at cost plus interest earned through the Plan's year-end.

           The Plan accounts for realized and unrealized appreciation or depreciation of Plan assets using the current value approach, as required by the Department of Labor, which requires that realized and unrealized appreciation or depreciation be measured based on the value of assets as of the beginning of the plan year or at the time of purchase during the fiscal year.

           Contributions, benefit payments and transfers are specifically identified with the Plan. Net investment income of the Combined Defined Contribution Trust Fund is allocated to the Plan in proportion to the Plan's equity in the Combined Defined Contribution Trust Fund.

        NOTE 3.  Investments

           The assets of the Fixed Income Fund are primarily invested in group annuity and investment contracts with various life insurance companies, commercial banks and other financial institutions, under which each issuer agrees to repay the principal amount plus interest according to the terms of the contract. The ultimate realization of the contract amount is dependent upon the financial condition of the issuer. The Fixed Income Fund's primary investment manager is Bankers Trust Investment Management Group. An additional market value bond component of the fund is managed by the Pacific Investment Management Company.

           The assets of the Diversified Equity Fund consist primarily of an interest in the Vanguard Institutional Index Fund, a diversified common stock fund managed by the Vanguard Group of Investment Companies.

           The assets of the Balanced Fund consist primarily of an interest in the Wellington Fund, a mutual fund sponsored by the Vanguard Group of Investment Companies.

           The assets of the Company Stock Fund consist of shares of Company common stock.

                   INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

           The assets of the Real Estate Fund consist primarily of an interest in the NationsBank of North Carolina, N.A. Real Estate Fund managed by NationsBank of North Carolina, N.A.

           Dividends, interest and other property received by the Trustee with respect to any fund are reinvested in the same fund.

           Occasionally, funds may hold cash on a temporary basis pending investment or withdrawals. Cash balances are invested in the Trustee's short-term investment fund.

        NOTE 4.  Federal Income Taxes

           The Company will apply for an Internal Revenue Service determination letter before the end of the "remedial amendment period," as defined in the U.S. Treasury regulations.

           In the opinion of management, the Plan qualifies in form and operation for favorable income tax treatment in accordance with the requirements of Sections 401 and 501 of the Internal Revenue Code of 1986, as amended. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

        NOTE 5.  Contributions Receivable

           Contributions receivable from participants and the Company as of December 31, 1993 and 1992, were received by the Trustee during 1994 and 1993, respectively.

        NOTE 6.  Significant Mergers

           Effective at the close of business on December 31, 1993, assets totalling $5,201,989 for the accounts of employees in the J.B. Papers, Inc. Profit Sharing Plan were merged into the Plan.

           Effective March 31, 1993, assets totalling $5,303,145 for the accounts of employees in the Arvey Corporation Cash Accumulation Plan and the Arvey Corporation Retirement and Incentive Savings Plan for Sales Representatives were merged into the Plan.

                   INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

        NOTE 7.  Subsequent Event

           The Rehabilitation Plan for Executive Life allowed all policyholders the opportunity to participate in a new contract or to opt out of the plan. In February 1994, the decision was made to opt out of the Rehabilitation Plan, thereby enabling the participants to receive partial liquidity immediately. As a result, the Trustee received an advance approximating $4.8 million from Aurora on March 31, 1994. On that date, the Trustee adjusted the total value of Executive Life contracts to approximately $7.9 million, an amount consistent with information presented by Aurora depicting a total estimated recovery of approximately 85% of the original contract value. All available cash as of April 1, 1994, became available for participant directed transactions within the scope of the Plan. As additional payments from Aurora are received by the Trustee, they will similarly become available for participant directed transactions.

      NOTE 8.  Selected financial data of the Combined Defined
               Contribution Trust Fund:


                                                     INTERNATIONAL PAPER COMPANY
                                               COMBINED DEFINED CONTRIBUTION TRUST FUND
                                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                          DECEMBER 31, 1993
                                                            (in thousands)




                                                 Fixed       Company     Diversified                  USG         Real
                                                 Income       Stock        Equity     Balanced       Stock      Estate
                                                  Fund         Fund         Fund        Fund          Fund       Fund      Total
                                                --------     --------     --------   -----------     ------   --------   ----------

      Assets
      Investments, at fair value, and cash

      Group annuity contracts                   $311,989       $-         $-           $-          $-         $-         $  311,989
      Corporate bonds                              1,990        -          -            -           -          -              1,990
      Mutual funds                                37,353        -          -            -           -          -             37,353
      Commingled funds                             6,849        -          -            -           -          -              6,849
      Mortgages                                    5,077        -          -            -           -          -              5,077
      Investments in International Paper
       Company common stock
       (cost $408,611)                               -     691,982         -            -           -          -            691,982
      Investments in Diversified Equity
       Fund (cost $44,166)                           -          -       47,964          -           -         -              47,964
      Investments in Balanced Fund
       (cost $24,893)                                -          -          -         25,650         -         -              25,650
      Investments in USG Stock Fund
       (cost $814)                                   -          -          -            -           85        -                  85
      Real estate                                    -          -          -            -           -       1,435             1,435
      Cash and temporary investments               1,701     2,101         -              1          7      1,570             5,380
                                                ------------------------------------------------------------------------------------

        Total investments and cash               364,959   694,083      47,964       25,651         92      3,005         1,135,754
                                                ------------------------------------------------------------------------------------


      Receivables

      Dividends and interest                       2,053       152          11           23         -           2             2,241
      Employee contributions                          14     2,250         436          381         -         -               3,081
      Employer contributions                         818     1,763         -            -           -         -               2,581
      Loan repayments                                 30       641          86           17         -         -                 774
      Loans                                       10,783    28,637       1,901          658          5        -              41,984
      Transfers-in                                 7,536        -        1,857          935         -         -              10,328
                                                ------------------------------------------------------------------------------------

        Total receivables                         21,234    33,443       4,291        2,014          5          2            60,989
                                                ------------------------------------------------------------------------------------

        Total assets                             386,193   727,526      52,255       27,665         97      3,007         1,196,743
                                                ------------------------------------------------------------------------------------


      Liabilities

      Distributions                               (6,438)   (4,898)     (1,066)        (249)        -         -             (12,651)
      Loans                                         (716)     (208)       (221)         (53)        -         -              (1,198)
      Transfers-out                                  -      (2,426)       (805)         -           -      (1,556)           (4,787)
                                                ------------------------------------------------------------------------------------

        Total liabilities                         (7,154)   (7,532)     (2,092)        (302)        -      (1,556)          (18,636)
                                                ------------------------------------------------------------------------------------

      Net assets available for benefits         $379,039  $719,994     $50,163      $27,363        $97     $1,451        $1,178,107
                                                ====================================================================================


NOTE 8.  Selected financial data of the Combined Defined
         Contribution Trust Fund - (Continued):


                                                  INTERNATIONAL PAPER COMPANY
                                           COMBINED DEFINED CONTRIBUTION TRUST FUND
                                        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                       DECEMBER 31, 1992
                                                        (in thousands)

                                             Fixed   Company   Diversified                             USG       Real
                                            Income    Stock       Equity      Balanced   Government   Stock     Estate
                                             Fund      Fund        Fund         Fund       Fund        Fund      Fund       Total
                                          ------------------------------------------------------------------------------------------
Assets

Investments, at fair value, and cash

Group annuity contracts                   $334,991       $-         $-           $-         $-          $-        $-      $334,991
Corporate bonds                              3,918        -          -            -          -           -         -         3,918
Mutual funds                                10,382        -          -            -          -           -         -        10,382
Commingled funds                             7,860        -          -            -          -           -         -         7,860
Mortgages                                    6,289        -          -            -          -           -         -         6,289
U. S. government securities                    -          -          -            -         693          -         -           693
Investments in International Paper
 Company common stock
 (cost $378,957)                               -     652,593         -            -          -           -         -       652,593
Investments in Diversified Equity
 Fund (cost $20,617)                           -          -       21,381          -          -           -         -        21,381
Investments in Balanced Fund
 (cost $8,662)                                 -          -          -          8,717        -           -         -         8,717
Investments in USG Stock Fund
 (cost $899)                                   -          -          -            -          -           83        -            83
Real estate                                    -          -          -            -          -           -       3,186       3,186
Cash and temporary investments                   1     3,194           2            2         2          68         28       3,297
                                          ------------------------------------------------------------------------------------------

  Total investments and cash               363,441   655,787      21,383        8,719       695         151      3,214   1,053,390
                                          ------------------------------------------------------------------------------------------

Receivables

Dividends and interest                       2,297        92           2          -           1           1        -         2,393
Employee contributions                         216     1,407         308           51        20          -         -         2,002
Employer contributions                         -       1,044         -            -          -           -         -         1,044
Loan repayments                                -         473         -            -           3          -         -           476
Loans                                        6,702    26,088       1,051          364        37           5        -        34,247
Transfers-in                                    66        36       7,574        4,395        -           -         -        12,071
                                          ------------------------------------------------------------------------------------------

  Total receivables                          9,281    29,140       8,935        4,810        61           6        -        52,233
                                          ------------------------------------------------------------------------------------------

  Total assets                             372,722   684,927      30,318       13,529       756         157      3,214   1,105,623
                                          ------------------------------------------------------------------------------------------

Liabilities

Employer contributions                    (    207)       -          -            -          -           -         -       (   207)
Distributions                             (  4,372)  ( 5,450)     (  106)       (   8)       -           -         -       ( 9,936)
Loans                                     (    570)  ( 1,781)     (  192)       (  15)       -           -         -       ( 2,558)
Administrative fees                       (    136)  (     4)        -            -          -           -         -       (   140)
Transfers-out                             (  8,348)  ( 3,634)     (    2)         -         (72)        (62)       -       (12,118)
                                          ------------------------------------------------------------------------------------------

  Total liabilities                       ( 13,833)  (10,869)     (  300)       (  23)      (72)        (62)       -       (24,959)
                                          ------------------------------------------------------------------------------------------
Net assets available for benefits         $359,089  $674,058     $30,018      $13,506      $684         $95     $3,214  $1,080,664
                                          ==========================================================================================



NOTE 8.  Selected financial data of the Combined Defined
         Contribution Trust Fund - (Continued):

                                                  INTERNATIONAL PAPER COMPANY
                                           COMBINED DEFINED CONTRIBUTION TRUST FUND
                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                 YEAR ENDED DECEMBER 31, 1993
                                                        (in thousands)

                                         Fixed    Company   Diversified                     USG         Real
                                        Income     Stock       Equity       Balanced       Stock       Estate
                                         Fund       Fund        Fund          Fund         Fund         Fund           Total
                                      ----------------------------------------------------------------------------------------

Change attributable to:
 Investment activities -
   Dividend and interest income         $27,599    $18,182     $1,321        $1,366           $-           $4         $48,472
   Unrealized appreciation
    (depreciation) of investments          (173)     6,541      2,201           703           20         (202)          9,090
   Net gain (loss) on sale of
    investments                              73      6,238        112            19          (16)          (4)          6,422
   Other income (expense)                   (65)        (4)        (4)           22            -          -               (51)
                                      ----------------------------------------------------------------------------------------

   Net investment income (loss)          27,434     30,957      3,630         2,110            4         (202)         63,933

 Employee contributions                  18,880     42,903      3,016         1,251            -          -            66,050
 Employer contributions                   8,721     25,189        757           535            -          -            35,202
 Transfers, net                          (2,667)    (8,709)    15,182        10,432           67       (1,556)         12,749
                                      ----------------------------------------------------------------------------------------

   Total                                 52,368     90,340     22,585        14,328           71       (1,758)        177,934
                                      ----------------------------------------------------------------------------------------

 Distributions and withdrawals          (32,275)   (43,264)    (2,381)         (445)         (69)          (5)        (78,439)
 Administrative fees                       (827)    (1,140)       (59)          (26)           -          -            (2,052)
                                      ----------------------------------------------------------------------------------------

   Total                                (33,102)   (44,404)    (2,440)         (471)         (69)          (5)        (80,491)
                                      ----------------------------------------------------------------------------------------
   Net increase (decrease)               19,266     45,936     20,145        13,857            2       (1,763)         97,443

 Net assets available for benefits:
   December 31, 1992                    359,773    674,058     30,018        13,506           95        3,214       1,080,664
                                      ----------------------------------------------------------------------------------------

   December 31, 1993                   $379,039   $719,994    $50,163       $27,363          $97       $1,451      $1,178,107
                                      ========================================================================================


                                               16

NOTE 8.  Selected financial data of the Combined Defined
         Contribution Trust Fund - (Continued):


                                                  INTERNATIONAL PAPER COMPANY
                                           COMBINED DEFINED CONTRIBUTION TRUST FUND
                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                              SIX MONTHS ENDED DECEMBER 31, 1992
                                                        (in thousands)

                                             Fixed   Company   Diversified                             USG       Real
                                            Income    Stock       Equity      Balanced   Government   Stock     Estate
                                             Fund      Fund        Fund         Fund       Fund        Fund      Fund      Total
                                      ----------------------------------------------------------------------------------------------
Change attributable to:
 Investment activities -
   Dividend and interest income         $14,133     $8,332       $425        $237          $7          $1        $14       $23,149
   Unrealized appreciation
    (depreciation) of investments            44    (27,976)       909          18         -           (37)      (109)      (27,151)
   Net gain (loss) on sale of
    investments                             153       (349)        51           2         -            (1)        (1)         (145)
   Other income                              42        -          -           -           -           -          -              42
                                      ----------------------------------------------------------------------------------------------

   Net investment income (loss)          14,372    (19,993)     1,385         257           7         (37)       (96)       (4,105)

 Employee contributions                  12,631     17,349      1,195          76          27         -          -          31,278
 Employer contributions                   3,300     11,832        -           -           -           -          -          15,132
 Transfers-in                           350,574    686,245     27,750      13,202         657         132      3,324     1,081,884
                                      ----------------------------------------------------------------------------------------------

   Total                                380,877    695,433     30,330      13,535         691          95      3,228     1,124,189
                                      ----------------------------------------------------------------------------------------------

 Distributions and withdrawals          (21,177)   (20,788)      (299)        (25)         (7)        -          (14)      (42,310)
 Administrative fees                       (611)      (587)       (13)         (4)        -           -          -          (1,215)
                                      ----------------------------------------------------------------------------------------------

   Total                                (21,788)   (21,375)      (312)        (29)         (7)        -          (14)      (43,525)
                                      ----------------------------------------------------------------------------------------------

   Net increase                         359,089    674,058     30,018      13,506         684          95      3,214     1,080,664

Net assets available for benefits:
    July 1, 1992                            -          -          -           -           -           -          -           -
                                      ----------------------------------------------------------------------------------------------

    December 31, 1992                  $359,089   $674,058    $30,018     $13,506        $684         $95     $3,214    $1,080,664
                                      ==============================================================================================

                                               17



                                        SIGNATURES
              Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                       INTERNATIONAL PAPER COMPANY
                                         SALARIED SAVINGS PLAN
                                            (Name of Plan)


                                       By           /s/ ROBERT M. BYRNES
                                       ---------------------------------------
                                       Robert M. Byrnes, Senior Vice President
                                         and Administrator of the Plan

Date:  June 23, 1994
       Purchase, New York






















                                                           18


